Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Chromcraft Revington, Inc.:
We consent to the incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated March 28, 2008, with respect to the consolidated balance sheets of Chromcraft Revington, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, which report appears in the December 31, 2007 annual report on Form 10-K of Chromcraft Revington, Inc.
Our report refers to the Company’s adoption of the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007, and Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.
Indianapolis, Indiana
March 28, 2008